Exhibit 99.1

VERSAMET ROYALTIES CORPORATION

(the “Company”)

NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102 – Continuous Disclosure Obligations)

TO:	KPMG LLP, Chartered Professional Accountants (“KPMG”)

AND TO:	PricewaterhouseCoopers LLP (“PwC”)

AND TO:	British Columbia Securities Commission, as principal regulator
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Financial and Consumer Services Division (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities, Yukon
Office of the Superintendent of Securities, Northwest Territories
Office of the Superintendent of Securities, Nunavut

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

The Company hereby gives notice pursuant to Section 4.11 of NI 51-102 as follows:

1.	Effective May 15, 2026 (the “Effective Date”), KPMG has resigned as the auditor of the Company at the Company’s request.

2.	PwC has been appointed as auditor of the Company to fill the vacancy, to hold office commencing on the Effective Date until the close of the next annual meeting of shareholders of the Company.

3.	The resignation of KPMG and appointment of PwC were considered and approved by the Company's audit committee and board of directors.

4.	There have been no modified opinions in the reports from KPMG on the Company’s financial statements relating to the “relevant period” (as that term is defined in Section 4.11 of NI 51-102).

5.	In the opinion of the Company, as at the date hereof, there have been no “reportable events” (as that term is defined in Section 4.11 of NI 51-102).

Dated at Vancouver, British Columbia, this 19th day of May, 2026.

VERSAMET ROYALTIES CORPORATION

Per:	(signed) “Victoria McMillan”
Victoria McMillan
Chief Financial Officer